Exhibit 12.1

	Three Months
	Ended March 31		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Excluding interest on deposits

Income before income taxes	2,336	3,413	12,261	13,577	13,789	14,048	9,531
Fixed charges
Interest on short-term borrowings & Long-term debt	357	709	2,392	2,141	1,884	1,609	1,213
one-third of net rental expense	50	37	144	141	138	123	111
Total fixed charges	407	746	2,536	2,282	2,022	1,732	1,324

Income from operations before income taxes and fixed charges	2,743	4,159	14,797	15,859	15,811	15,780	10,855
Fixed charges, as above	407	746	2,536	2,282	2,022	1,732	1,324
Preferred stock dividends (pretax) (1)	536	-	-	-	-	-	-
Fixed charges including preferred stock dividends	942	746	2,536	2,282	2,022	1,732	1,324
Ratio of earnings to fixed charges and preferred stock
dividend requirements	2.91	5.58	5.84	6.95	7.82	9.11	8.20

Including interest on deposits

Fixed charges including preferred stock dividends, as above	942	746	2,536	2,282	2,022	1,732	1,324
Add: Interest on deposits	6,522	7,788	18,442	22,669	16,557	9,957	7,624
Total fixed charges including preferred stock dividends and
interest on deposits	7,464	8,534	20,978	24,951	18,579	11,689	8,948
Income from operations before income taxes and fixed charges,
as above	2,743	4,159	14,797	15,859	15,811	15,780	10,855
Add: Interest on deposits	6,522	7,788	18,442	22,669	16,557	9,957	7,624
Total income from operations before income taxes, fixed
charges and interest on deposits	9,265	11,947	33,239	38,528	32,368	25,737	18,479
Ration of earnings to fixed charges and preferred stock
dividend requirements	1.24	1.40	1.58	1.54	1.74	2.20	2.07

(1) The preferred dividends, including accretion, were increased to amounts representing the pretax earnings that would be required to cover such dividend and accretion requirements